

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 4, 2013

Via E-mail
Mr. Douglas Croxall
Chief Executive Officer and Chairman
American Strategic Minerals Corporation
2331 Mill Road, Suite 100
Alexandria, VA 22314

>   **Re: American Strategic Minerals Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed December 21, 2012**
>   **File No. 0-54652**

Dear Mr. Croxall:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
Harvey J. Kesner, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006